July 19, 2007

Mr. Daniel L Gordon, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

     Re:  Trey Resources Inc.
          Form 10KSB for the year ended December 31, 2006
          Filed 4/9/07
          File No. 000-50302

Dear Mr. Gordon;

We are in receipt of your comment letter dated May 29, 2007 in conjunction with your review of Trey Resources Inc.'s consolidated financial statements and related Management's Discussion and Analysis disclosures in its annual report on Form 10-KSB. We have carefully considered your comments and respectfully offer the following responses.

COMMENT

Revenue Recognition, page 15

Please elaborate upon your software revenue recognition policy in future filings pursuant to paragraph 12 of APB 22. In supplemental response, please provide us with the disclosure you will include in future filings and clarify how you determined that policy complied with SAB 101. Specifically address how you account for the resale of software when additional services are provided as contemplated on page 5 of the Description of Business section and whether you account for the re-sale of software on a gross or net basis.

RESPONSE

The Company accounts for the resale of software on a gross basis and does not recognize revenue on the sale of the software until the cash has been received from the customer and the product has been delivered. (It is the Company's policy that payments for software sales are due in advance of ordering from the software supplier). For those sales that involve additional services, the Company separates the software component and the professional services component into two distinct parts for purposes of determining revenue recognition. In that situation where both components are present, software sales revenue is recognized when the cash is received and the product is delivered, and professional service revenue is recognized as the service time is incurred. (Payment for professional services is due 50% in advance and is treated as a customer deposit liability until such time as it is earned by virtue of actual service time being incurred).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is anticipated that future filings will contain the following disclosure which complies with SAB 101:

REVENUE RECOGNITION

"Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred, the amount is fixed or determinable, and cash is received.

The Company recognizes revenues from consulting and support services as the services are performed.

The assessment of collectibility is critical in determining whether revenue should be recognized. As part of the revenue recognition process, we determine whether trade receivables are reasonably assured of collection based on various factors. Revenue and related costs are deferred if we are uncertain as to whether the receivable can be collected. Revenue is deferred but costs are recognized when we determine that the collection of the receivable is unlikely."

If you have any questions please don't hesitate to contact the undersigned at
(973) 958-9555.

Sincerely,


Mark Meller, President
Trey Resources Inc.